Prospectus Supplement
Manulife Private Credit Plus Fund (the fund)
Supplement dated July 9, 2025 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on July 9, 2025, the Board of Trustees (the Board or the Trustees) of the fund, a closed-end fund operating as a tender offer fund of funds, including, as applicable, a majority of the Trustees who are not “interested persons” of the fund, as defined under the Investment Company Act of
1940, as amended (the 1940 Act), approved a new Management Fee waiver to be effective as of October 1, 2025 (the Effective Date). As a result, the information in the “Shareholder transaction expenses” table and the “Expense example” table under “Fees and expenses” in the fund summary section is amended and restated as follows as of the Effective Date:

Shareholder transaction expenses	Class I Shares	Class S Shares	Class D Shares
Sales load on purchases (as a percentage of offering price)	None 1	3.50 1	1.50 1
Annual expenses (%) (expenses that you pay each year as a percentage of net assets attributable to Shares)
Management fee	1.25	1.25	1.25
Distribution and service fees	0.00 2	0.85 2	0.25 2
Other expenses	1.35	1.35	1.35
Acquired fund fees and expenses	1.46 3	1.46 3	1.46 3
Total annual fund operating expenses	4.06	4.91	4.31
Fee waiver and/or expense reimbursements	-1.12 4	-1.12 4	-1.12 4
Total annual fund operating expenses after fee waiver and/or expense reimbursements	2.94	3.79	3.19
1
Class S and Class D Share investments may be subject to a maximum sales charge of 3.50% and 1.50%, respectively. Such a sales load will not form part of an investor’s investment in the fund. Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.
2
In connection with Class S Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.85% per annum of the aggregate value of the fund’s Class S
Shares outstanding and in connection with Class D Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.25% per annum of the aggregate value of the fund’s Class D shares, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable quarterly. The Distributor may pay all or a portion of the Distribution and Service Fee to the broker-dealers that sell Shares of the fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fee” below.
3
“Acquired Fund Fees and Expenses” are based on indirect net expenses associated with the fund’s investments in underlying investment companies.
4
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which
“Other Fund Level Expenses” of the fund incurred in the ordinary course of the fund’s business, exceed 0.50% of monthly net assets of the fund. “Other Fund Level
Expenses” means all the expenses of the fund, excluding: (a) the Advisor’s Management Fee; (b) interest expenses; (c) taxes, (d) portfolio brokerage commissions; (e)
litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (f) Rule 12b-1 fees (if applicable); (g) short dividends; (h) Acquired Fund Fees and Expenses; and (i) class specific expenses. This agreement expires on April 30, 2026, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, by an amount determined as follows: The difference between the advisory fee paid to the Advisor (excluding any incentive fee) and the subadvisory fee (excluding any incentive fee) of each Underlying Fund with respect to that portion of the Underlying Fund held by the fund, calculated on a monthly basis. “Underlying Fund” is defined as the John Hancock Marathon Asset-Based Lending Fund as well as any underlying fund of the fund advised by the Advisor that is subadvised by one or more subadvisers affiliated with the Advisor. Underlying Fund does not include the Manulife Private Credit Fund advised by Manulife Investment Management Private Markets (US). This agreement expires on April 30, 2027, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.
For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”

Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John
Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.

Expense example

The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*
Cumulative Expenses Paid for the Period of:

Expenses ($)	Class I		Class S		Class D
	Sold	Not Sold	Sold	Not sold	Sold	Not Sold
Year 1	30	30	72	72	47	47
Year 3	113	113	168	168	134	134
Year 5	199	199	264	264	222	222
Year 10	419	419	505	505	448	448
The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.
*
The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements)
set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value.
The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
The Board also considered and approved removing the requirement that only accredited investors as defined in Rule 501(a) of Regulation D under the
Securities Act of 1933, as amended (the 1933 Act), may purchase shares of the fund.
Effective immediately, the below disclosure in the Prospectus will be deleted:
“
Eligible Investors
Shares will be offered only to Eligible Investors. This means that to purchase Shares of the fund, a prospective Shareholder will be required to certify that the Shares are being acquired by an investor who either: (i) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act; or (ii) a “non-U.S. Person” investor within the meaning of Regulation S under the 1933 Act. Except as otherwise provided, shares of a fund generally may be sold only to U.S. citizens, U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. For purposes of this policy, U.S. citizens and U.S. residents must reside in the U.S. and U.S. domestic corporations, partnerships, trusts, and estates must have a
U.S. address of record. Eligible Investors also include investment companies and U.S. and foreign feeder funds in compliance with the 1940 Act.
Existing Investors seeking to purchase additional Shares will be required to qualify as Eligible Investors at the time of the additional purchase, except with respect to reinvested distributions. The Advisor may from time to time impose stricter or less stringent eligibility requirements.”
Similarly, effective immediately, the section titled “Eligible Investors” under the sub-heading “INVESTING IN THE FUND” in the “PROSPECTUS
SUMMARY” section of the Prospectus is deleted in its entirety. Also, effective immediately, all other references to “Eligible Investors” in the Prospectus will be deleted.
Moreover, the eighth paragraph in the “PURCHASE TERMS” section of the Prospectus will be updated by adding two new additional sentences, as follows:
“All Shares are sold at the most recently calculated net asset value per Share as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is $25,000 for Class I Shares and $10,000 for Class S Shares and Class D Shares with additional investment minimums of $5,000 for Class I Shares, Class S Shares and Class D Shares. The minimum investment amounts may be reduced or waived by the fund at the fund’s sole discretion. The fund may accept investments for a lesser amount under certain circumstances at its sole discretion. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors. Certain selling brokers, dealers or banks and financial advisors may impose higher or lower minimum investment levels or other requirements than those imposed by the fund. Except as otherwise provided, shares of the fund generally may be sold only to U.S. citizens,
U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. For purposes of this policy, U.S. citizens and U.S. residents must reside in the U.S. and U.S. domestic corporations, partnerships, trusts, and estates must have a U.S. address of record.
Shares of the fund may
also be sold to investment companies and U.S. and foreign feeder funds in compliance with the 1940 Act. The Advisor may from time to time impose stricter or less stringent eligibility requirements.
”
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.